ADMINISTRATION, FUND ACCOUNTING AND RECORDKEEPING AGREEMENT

THIS ADMINISTRATION, FUND ACCOUNTING AND RECORDKEEPING AGREEMENT (the “Agreement”) is made as of this 14th day of June, 2021, by and between Cliffwater Enhanced Lending Fund, a Delaware statutory trust (the “Fund”), and UMB Fund Services, Inc., a Wisconsin corporation (the “Administrator”).

WHEREAS, the Fund is registered under the 1940 Act as a non-diversified, closed-end management investment company and authorized to offer and sell Shares (as defined below) in the Fund; and

WHEREAS, the Fund and Administrator desire to enter into an agreement pursuant to which Administrator shall provide Services to the Fund.

NOW, THEREFORE, in consideration of the mutual promises and agreements herein contained and other good and valuable consideration, the receipt of which is hereby acknowledged, the parties hereto, intending to be legally bound, do hereby agree as follows:

1. Definitions In addition to any terms defined in the body of this Agreement, the following capitalized terms shall have the meanings set forth hereinafter whenever they appear in this Agreement:

“1933 Act” shall mean the Securities Act of 1933, as amended.

“1940 Act” shall mean the Investment Company Act of 1940, as amended.

“Authorized Person” shall mean any individual who is authorized to provide Administrator with Instructions and requests on behalf of the Fund, whose name shall be certified to Administrator from time to time pursuant to Section 3(b) of this Agreement. Any officer of the Fund shall be considered an Authorized Person (unless such authority is limited in a writing from the Fund and received by Administrator) and has the authority to appoint additional Authorized Persons, to limit or revoke the authority of any previously designated Authorized Person, and to certify to Administrator the names of the Authorized Persons from time to time.

“Commission” shall mean the U.S. Securities and Exchange Commission.

“Instructions” shall mean an oral communication from an Authorized Person or a written communication signed by an Authorized Person and actually received by Administrator. Instructions shall include manually executed originals, telefacsimile transmissions of manually executed originals or electronic communications.

“Investment Adviser” shall mean the investment adviser or investment advisers to the Fund and includes all sub-advisers or persons performing similar services.

“Investor” shall mean a record owner of Shares.

“Board” shall mean the Fund’s Board of Trustees.

“Governing Documents” shall mean the Fund’s Agreement and Declaration of Trust and By-laws.

“Services” shall mean the administration, fund accounting and recordkeeping services described on Schedule A hereto and such additional services as may be agreed to by the parties from time to time and set forth in an amendment to Schedule A.

“Shares” shall mean shares or such other measurement of ownership of the Fund representing interests in a separate portfolio of securities and other assets.

2.	Appointment and Services

(a) The Fund hereby appoints Administrator as administrator, fund accountant and recordkeeper of the Fund and hereby authorizes Administrator to provide Services during the term of this Agreement. Subject to the direction and control of the Fund’s Board and its current and prior agents and service providers, Administrator will provide the Services in accordance with the terms of this Agreement. Notwithstanding anything herein to the contrary, Administrator shall not be required to provide any Services or information that it believes, in its sole discretion, to represent dishonest, unethical or illegal activity. In no event shall Administrator provide any investment advice or recommendations to any party in connection with its Services hereunder.

(b) Administrator may from time to time, in its discretion, appoint one or more other parties to carry out some or all of its duties under this Agreement, provided that Administrator shall remain responsible to the Fund for all such delegated responsibilities in accordance with the terms and conditions of this Agreement, in the same manner and to the same extent as if Administrator were providing such Services itself.

(c) Administrator’s duties shall be confined to those expressly set forth herein, and no implied duties are assumed by or may be asserted against Administrator hereunder. The Services do not include correcting, verifying or addressing any prior actions or inactions of the Fund, the Board, or by any other current or prior service provider. To the extent that Administrator agrees to take such actions, those actions shall be deemed part of the Services.

(d) Administrator shall not be responsible for the payment of any fees or taxes required to be paid by the Fund in connection with the issuance of any Shares in accordance with this Agreement.

(e) Any Instruction that affects accounting practices and procedures under this Agreement shall be effective upon written receipt of notice to and acceptance by Administrator.

(f) Nothing in this Agreement shall be deemed to appoint Administrator and its officers, directors and employees as the Fund’s attorney, form an attorney-client relationship or require the provision of legal advice. The Fund acknowledges that Administrator’s in-house attorneys exclusively represent Administrator and rely on the Fund’s legal counsel to review all services provided by Administrator’s in-house attorneys and to provide independent judgment on the Fund’s behalf. Because no attorney-client relationship exists between Administrator’s in-house attorneys and the Fund, any information provided to the Administrator’s in-house attorneys may not be privileged and may be subject to compulsory disclosure under certain circumstances, notwithstanding the provisions of Section 5. Administrator represents that it will maintain the confidentiality of information disclosed to its in-house attorneys on a best efforts basis.

(g) Administrator hereby agrees that all records which it maintains for the Fund pursuant to its duties hereunder are the property of the Fund and further agrees to surrender promptly to the Fund any of such records upon any Authorized Person’s request.

(h) The Administrator agrees to make available to the Fund a person acceptable to the Fund to serve as the Fund’s secretary (the “Secretary”). The Administrator shall provide an appropriately qualified employee of the Administrator (or an affiliate) who will act in good faith and in a manner reasonably believed by him or her to be in the best interests of the Fund. The Secretary will perform the duties and responsibilities customarily performed by a secretary of a registered investment company.

The Administrator and the Fund agree that the Secretary shall be considered an executive officer of the Fund. Accordingly, the Fund’s governing documents shall contain mandatory indemnification provisions that are applicable to the Secretary that are intended to have the effect of fully indemnifying him or her and holding him or her harmless with respect to any claims, losses, liabilities, expenses (including reasonable attorneys fees), damages and costs (“Damages”) arising out of or relating to his or her service in good faith in a manner reasonably believed to be in the best interest of the Fund, except to the extent he or she would otherwise be liable to the Fund or its Investors by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.

The Fund shall provide coverage to the Secretary under its directors and officers liability policy that is appropriate to the Secretary’s role and title and consistent with coverage applicable to the other officers holding positions of executive management.

The Secretary shall have the discretion to resign from his or her position in the event that he or she reasonably determines that there has been or is likely to be (i) an ongoing pattern of conduct involving continuous or repeated violations of the 1940 Act and other applicable laws, rules and regulations, or (ii) a material deviation by the Fund from the terms of this Agreement that is not caused by the Secretary or the Administrator. The Secretary may resign from his or her position in the event that he or she determines that he or she has not received sufficient cooperation from the Fund.

As long as the Secretary acts in good faith and in a manner reasonably believed to be in the best interests of the Fund, and would not otherwise be liable to the Fund by reason of his or her willful misfeasance, bad faith, gross negligence or reckless disregard of his or her duties, the Fund shall indemnify the Secretary and the Administrator, hold the Secretary and the Administrator harmless from any Damages incurred by them arising out of or related to the service of such employee of the Administrator as the Secretary.

(i)	Anti-Money Laundering (“AML”) Services

(i) Background. In order to assist its clients with any obligations they may have under the USA PATRIOT Act, the Bank Secrecy Act of 1970, the customer identification program rules jointly adopted by the Commission and the U.S. Treasury Department and other applicable regulations adopted thereunder (the “AML Laws”), Administrator offers various tools designed to assist in the verification of persons opening accounts with the Fund and determine whether such persons appear on any list of known or suspected terrorists or terrorist organizations. Administrator will, at the written or electronic direction of the Board, assist the Fund with its monitoring obligations under the USA PATRIOT Act by (1) at such time as directed by the Board, rejecting subscription agreements that are not accompanied by required identifying information; (2) providing an initial check of identifying information against the database (or any successor thereto) licensed by the Administrator; (3) providing an initial check of persons submitting subscription agreements against the Office of Foreign Asset Controls (“OFAC”) list; (4) upon consultation with the Board, filing a suspicious activity report (“SAR”) with the appropriate authorities; (5) permitting federal regulators access to such information and records maintained by the Administrator relating to the Administrator’s implementation of the Fund’s monitoring obligations, as they may request, and (6) permitting such federal regulators to inspect the Administrator’s implementation of such monitoring obligations on behalf of the Fund.

(ii) In connection with the AML services described above, Administrator may encounter Investor activity that would require it to file a SAR with the Department of the Treasury’s Financial Crimes Enforcement Network (“FinCEN”), as required by 31 CFR 103.15(a)(2) (“Suspicious Activity”). Nothing in this Agreement shall prevent Administrator from making a determination that it has an obligation under the USA PATRIOT Act to file a SAR relating to any Suspicious Activity, and from making such filing independent of the other party hereto. Neither Administrator nor the Fund shall disclose any SAR filed or the information included in a SAR to any third party other than affiliates of Administrator or the Fund on a need to know basis and in accordance with applicable law, rule, regulation and interpretation, that would disclose that a SAR has been filed.

3.	Representations and Deliveries

(a)	The Fund shall deliver or cause the following documents to be delivered to Administrator:

(1) A true and complete copy of the Governing Documents and all amendments thereto;

(2) Copies of the Fund’s offering documents, as of the date of this Agreement, together with any subscription documents, if any;

(3) A certificate containing the names of the initial Authorized Persons in a form acceptable to Administrator. Any officer of the Fund shall be considered an Authorized Person (unless such authority is limited in a writing from the Fund and received by Administrator) and has the authority to appoint additional Authorized Persons, to limit or revoke the authority of any previously designated Authorized Person, and to certify to Administrator the names of the Authorized Persons from time to time.

(4) All Investor account records in a format acceptable to Administrator, in Milwaukee, Wisconsin and at the Fund’s expense.

(5) All other documents, records and information that Administrator may reasonably request in order for Administrator to perform the Services hereunder.

(b) The Fund represents and warrants to Administrator that:

(1) It is a statutory trust duly organized and existing under the laws of the State of Delaware; it is empowered under applicable laws and by its Governing Documents to enter into and perform this Agreement; and all requisite legal proceedings have been taken to authorize it to enter into and perform this Agreement, including any resolutions necessary to appoint Administrator and authorize the execution of this Agreement on behalf of the Fund.

(2) Any officer of the Fund has the authority to appoint additional Authorized Persons, to limit or revoke the authority of any previously designated Authorized Person, and to certify to Administrator the names of such Authorized Persons.

(3) The person signing this Agreement represents and warrants he/she is duly authorized to execute this Agreement on behalf of the Fund.

(4) It is conducting its business in compliance in all material respects with any applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule regulation, order or judgment binding on it and no provision of its Governing Documents or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement.

(c) During the term of this Agreement the Fund shall have the ongoing obligation to provide Administrator with the following documents as soon as they become effective: (i) certified copies of all amendments to its Governing Documents made after the date of this Agreement; and, (ii) a copy of the Fund’s currently effective offering documents, if any. For purposes of this Agreement, Administrator shall not be deemed to have notice of any information contained in any such offering document until a reasonable time after it is actually received by Administrator.

(d) The Board and Investment Adviser have and retain primary responsibility for all compliance matters relating to the Fund, including but not limited to compliance with all applicable provisions of the 1933 Act, the 1940 Act, state securities laws, the Internal Revenue Code of 1986, as amended, the USA PATRIOT Act of 2001, the Sarbanes-Oxley Act of 2002 and the policies and limitations of the Fund relating to the portfolio investments as set forth in the Governing Documents or other documents that govern the Fund’s operations. Administrator’s Services hereunder shall not relieve the Board and the Investment Adviser of their primary day-to-day responsibility for assuring such compliance. Notwithstanding the foregoing, Administrator will be responsible for its own compliance with such statutes insofar as such statutes are applicable to the Services it has agreed to provide hereunder, and will promptly notify the Fund if it becomes aware of any material non-compliance which relates to the Fund.

(e) If the Fund receives notice of any stop order or other proceeding in any such state affecting the sale of Shares, or of any stop order or other proceeding under the federal securities laws affecting the sale of Shares, the Fund will give prompt notice thereof to Administrator.

(f) The Fund agrees that it shall advise Administrator in writing at least thirty (30) days prior (or, if thirty days is not practicable, such shorter period as is reasonably necessary) to affecting any change to its offering documents, if any, or Governing Documents or adopt any policies that would materially increase or alter the duties and obligations of Administrator hereunder, and shall proceed with such change only if it shall have received the written consent of Administrator thereto.

(g) Fund Instructions

(i) The Board of the Fund shall cause the Investment Adviser, custodian, legal counsel, independent accountants and other service providers and agents, past or present, for the Fund to reasonably cooperate with Administrator and to provide Administrator with such information, documents and communications as necessary and/or appropriate or as requested by Administrator, to enable Administrator to perform the Services. In connection with the performance of the Services, Administrator shall (without investigation or verification) be entitled, and is hereby instructed to, rely upon any and all Instructions, communications, information or documents provided to Administrator by any Authorized Person or by any of the aforementioned persons. Administrator shall be entitled to rely on any document that it reasonably believes to be genuine and to have been signed or presented by the proper party. Fees charged by such persons shall be an expense of the Fund. Administrator shall not be held to have notice of any change of authority of any Authorized Person, agent, representative or employee of the Board, the Fund, Investment Adviser or service provider until receipt of written notice thereof from the Fund.

(ii) The Fund shall provide Administrator with an updated certificate or other document, including, without limitation, Board resolutions, evidencing the appointment, removal or change of authority of any Authorized Person, it being understood Administrator shall not be held to have notice of any change in the authority of any Authorized Person until receipt of written notice thereof from the Fund.

(iii) Administrator, its officers, agents or employees shall accept Instructions given to them by any person representing or acting on behalf of the Fund only if such representative is an Authorized Person. The Fund agrees that when oral Instructions are given, it shall, upon the request of Administrator, confirm such Instructions in writing.

(iv) At any time, Administrator may request Instructions from the Fund with respect to any matter arising in connection with this Agreement. If such Instructions are not received within a reasonable time, Administrator may seek advice from legal counsel for the Fund at the expense of the Fund, or its own legal counsel at its own expense, and it shall not be liable for any action taken or not taken by it in good faith in accordance with such instructions or in accordance with advice of counsel.

(h) Administrator represents and warrants to the Fund that:

(i) It is a corporation duly organized and existing under the laws of the State of Wisconsin; it is empowered under applicable law and by its Articles of Incorporation and By-laws to enter into and perform this Agreement; and all requisite proceedings have been taken to authorize it to enter into and perform this Agreement.

(ii) It is conducting its business in compliance in all material respects with all applicable laws and regulations, both state and federal, and has obtained all regulatory approvals necessary to carry on its business as now conducted; there is no statute, rule regulation, order or judgment binding it and no provision of its operating documents or any contract binding it or affecting its property which would prohibit its execution or performance of this Agreement.

(iii) Administrator will provide office space, facilities, equipment and personnel sufficient to carry out its services hereunder and Administrator shall maintain a disaster recovery and business continuity plan and adequate and reliable computer and other equipment necessary and appropriate to carry out its obligations under this Agreement. Upon the Fund’s reasonable request, Administrator shall provide supplemental information concerning the aspects of its disaster recovery and business continuity plan that are relevant to the Services.

(iv) Administrator shall exercise reasonable care in the performance of the Services.

4. Fees and Expenses

(a) As compensation for the performance of the Services, the Fund agrees to pay Administrator the fees set forth on Schedule B hereto. Fees shall be adjusted in accordance with Schedule B or as otherwise agreed to by the parties from time to time. Fees shall be earned and paid monthly in arrears. The parties may amend this Agreement to include fees for any additional services, or enhancements to current Services, as mutually agreed upon. The Fund agrees to pay Administrator’s then current rate for Services added to, or for any enhancements to existing Services set forth on, Schedule A after the execution of this Agreement. In addition, to the extent that Administrator corrects, verifies or addresses any prior actions or inactions by the Fund, the Board, or by any prior service provider, Administrator shall be entitled to additional fees as provided in Schedule B. In the event of any disagreement between this Agreement and Schedule B, the terms of Schedule B shall control.

(b) For the purpose of determining fees payable to Administrator, net asset value shall be computed in accordance with the Fund’s Governing Documents, the Fund’s offering documents, if any, and Instructions. Upon any termination of this Agreement before the end of any month, the fee for such part of a month shall be pro-rated according to the proportion which such period bears to the full monthly period and shall be payable upon the date of termination of this Agreement. Should this Agreement be terminated or the Fund be liquidated, merged with or acquired by another fund, any accrued fees shall be immediately payable.

(c) Administrator will bear all expenses incurred by it in connection with its performance of Services, except as otherwise provided herein. Administrator shall not be required to pay or finance any costs and expenses incurred in the operation of the Fund (except as set forth in Schedule B hereto), including, but not limited to: taxes; interest; brokerage fees and commissions; salaries, fees and expenses of Authorized Persons; Commission fees and state Blue Sky fees; advisory fees; charges of custodians, and other service providers; security pricing services; insurance premiums; outside auditing and legal expenses; costs of organization and maintenance of legal existence; taxes and fees payable to federal, state and other governmental agencies; preparation, typesetting, printing, proofing and mailing of offering documents, notices, forms and applications and proxy materials for regulatory purposes and for distribution to current Investors; preparation, typesetting, printing, proofing and mailing and other costs of Investor reports; expenses in connection with the electronic transmission of documents and information including electronic filings with the Commission and the states; research and statistical data services; expenses incidental to holding meetings of the Fund’s Investors and other Fund personnel; fees and expenses associated with Internet, e-mail and other related activities; and extraordinary expenses.

(d) The Fund agrees to promptly reimburse Administrator for all out-of-pocket expenses or disbursements incurred by Administrator in connection with the performance of Services under this Agreement. Out-of-pocket expenses shall include, but not be limited to, those items specified on Schedule B hereto. If requested by Administrator, out-of-pocket expenses are payable in advance. Payment of postage expenses, if prepayment is requested, is due at least seven (7) days prior to the anticipated mail date. In the event Administrator requests advance payment, Administrator shall not be obligated to incur such expenses or perform the related Service(s) until payment is received.

(e) The Fund agrees to pay all amounts due hereunder within thirty (30) days of receipt of each invoice (the “Due Date”). Except as provided in Schedule B, Administrator shall bill Service fees quarterly and out-of-pocket expenses as incurred (unless prepayment is requested by Administrator). Administrator may, at its option, arrange to have various service providers submit invoices directly to the Fund for payment of reimbursable out-of-pocket expenses.

(f) The Fund is aware that its failure to remit to Administrator all amounts due on or before the Due Date may cause Administrator to incur costs not contemplated by this Agreement, including, but not limited to carrying, processing and accounting charges. Accordingly, in the event that Administrator does not receive any amounts due hereunder by the Due Date, the Fund agrees to pay a late charge on the overdue amount equal to one and one-half percent (1.5%) per month or the maximum amount permitted by law, whichever is less. In addition, the Fund shall pay Administrator’s reasonable attorney’s fees and court costs if any amounts due Administrator are collected by or through an attorney. The parties hereby agree that such late charge represents a fair and reasonable computation of the costs incurred by reason of the Fund’s late payment. Acceptance of such late charge shall in no event constitute a waiver by Administrator of the Fund’s default or prevent Administrator from exercising any other rights and remedies available to it.

(g) In the event that any charges are disputed, the Fund shall, on or before the Due Date, pay all undisputed amounts due hereunder and notify the Administrator in writing of any disputed charges for out-of-pocket expenses which it is disputing in good faith. Payment for such disputed charges shall be due on or before the close of the fifth business day after the day on which Administrator provides documentation which an objective observer would agree reasonably supports any disputed charges (the “Revised Due Date”). Late charges shall not begin to accrue as to charges disputed in good faith until the first day after the Revised Due Date.

(h) The Fund acknowledges that the fees charged by Administrator under this Agreement reflect the allocation of risk between the parties, including the exclusion of remedies and limitations of liability in Section 6. Modifying the allocation of risk from what is stated herein would affect the fees that Administrator charges. Accordingly, in consideration of those fees, the Fund agrees to the stated allocation of risk.

5. Confidential Information

The Administrator agrees on behalf of itself and its employees to treat confidentially and as proprietary information of the Fund all records relative to the Fund’s Investors and any confidential information provided by any Investment Adviser, not to use such records and information for any purpose other than performance of the Services, and not to disclose such information except where the Administrator may be exposed to civil or criminal proceedings for failure to comply, when requested to divulge such information by duly constituted authorities or court process, when subject to governmental or regulatory audit or investigation, or when so requested by the Fund. In case of any requests or demands for inspection of the records of the Fund or the disclosure of any confidential information related to any Investment Adviser, the Administrator will endeavor to notify an Authorized Person promptly and to secure instructions from an Authorized Person as to such inspection or disclosure, unless prohibited by law from making such notification. Records and information which have become known to the public through no wrongful act of the Administrator or any of its employees, agents or representatives, and information which was already in the possession of the Administrator prior to the date hereof, shall not be subject to this Section.

6. Limitation of Liability In addition to the limitation of liability contained in Section 3 of this Agreement:

(a) Administrator shall not be liable for any error of judgment or mistake of law or for any loss suffered by the Fund in connection with the matters to which this Agreement relates, except for a loss resulting from the Administrator’s willful misfeasance, bad faith or gross negligence in the performance of its duties or from reckless disregard by it of its obligations and duties under this Agreement. Furthermore, Administrator shall not be liable for: (i) any action taken or omitted to be taken in accordance with or in reliance upon written or oral instructions, advice, data, documents or information (without investigation or verification) received by Administrator from or on behalf of the Board, an Authorized Person or an officer or representative of the Fund, or from a representative of any of the parties referenced in Section 3; (ii) its reliance on the security valuations without investigation or verification provided by pricing service(s), the Board, an Authorized Person or other representatives of the Fund; or (iii) (iii) any action taken or omission by the Fund, the Board, Investment Adviser or any past or current service provider (not including Administrator or its affiliates).

(b) Notwithstanding anything herein to the contrary, Administrator will be excused from its obligation to perform any Service or obligation required of it hereunder for the duration that such performance is prevented by events beyond its reasonable control and shall not be liable for any default, damage, loss of data or documents, errors, delay or any other loss whatsoever caused thereby. Administrator will, however, take all reasonable steps to minimize service interruptions for any period that such interruption continues beyond its reasonable control.

(c) In no event and under no circumstances shall the Indemnified Parties (as defined below) or the Fund be liable to anyone, including, without limitation, the other party, under any theory of tort, contract, strict liability or other legal or equitable theory for lost profits, exemplary, punitive, special, indirect or consequential damages for any act or failure to act under any provision of this Agreement regardless of whether such damages were foreseeable and even if advised of the possibility thereof.

(d) Notwithstanding any other provision of this Agreement, Administrator shall have no duty or obligation under this Agreement to inquire into, and shall not be liable for:

(i)  the legality of the issue or sale of any Shares, the sufficiency of the amount to be received therefor, or the authority of the Fund, as the case may be, to request such sale or issuance;

(ii)  the legality of a subscription or tender of any Shares, the propriety of the amount to be paid therefor, or the authority of the Fund, as the case may be, to request such subscription or tender;

(iii)  the legality of the declaration of any dividend by the Fund, or the legality of the issue of any Shares in payment of any dividend;

(iv)  the legality of any recapitalization or readjustment of Shares;

(v) Administrator’s acting upon telephone or electronic instructions relating to the subscription or tender of Shares received by Administrator in accordance with procedures established by Administrator and the Fund; or

(vi) the offer or sale of Shares in violation of any requirement under the securities laws or regulations of any state that such Shares be qualified for sale in such state or in violation of any stop order or determination or ruling by any state with respect to the offer or sale of such Shares in such state.

(e)  The obligations of the parties under Section 6 shall indefinitely survive the termination of this Agreement.

7. Indemnification

(a)  The Fund agrees to indemnify and hold harmless Administrator, its employees, agents, officers, directors, shareholders, affiliates and nominees (collectively, “Indemnified Parties”) from and against any and all Damages of every nature and character which may be asserted against or incurred by any Indemnified Party or for which any Indemnified Party may be held liable (a “Claim”), arising out of or in any way relating to any of the following:

(i)  any action or omission of Administrator except to the extent a Claim resulted from Administrator’s willful misfeasance, bad faith, gross negligence in the performance of its duties or from reckless disregard by it of its obligations and duties hereunder;

(ii)  Administrator’s reliance on, implementation of, or use of Instructions, communications, data, documents or information (without investigation or verification) received by Administrator from an officer or representative of the Fund, the Board, an Authorized Person, or Investment Adviser or any past or current service provider (not including Administrator or its affiliates);

(iii) any action taken, or omission by the Fund, the Board, Investment Adviser or any past or current service provider (not including Administrator or its affiliates);

(iv) the Fund’s refusal or failure to comply with the terms of this Agreement, or any Claim that arises out of the Fund’s gross negligence or willful misfeasance or breach of any representation or warranty of the Fund made herein;

(v)  the legality of the issue or sale of any Shares, the sufficiency of the amount received therefore, or the authority of the Fund, as the case may be, to have requested such sale or issuance;

(vi) the legality of the declaration of any dividend by the Fund, or the legality of the issue of any Shares in payment of any dividend;

(vii) the legality of any recapitalization or readjustment of Shares;

(viii) Administrator’s acting upon telephone or electronic instructions relating to the subscription or tender of Shares received by Administrator in accordance with procedures established by Administrator and the Fund;

(ix) the acceptance, processing and/or negotiation of a fraudulent payment for the purchase of Shares unless the result of an Indemnified Party’s willful misfeasance, bad faith or gross negligence in the performance of its duties or from reckless disregard by it of its obligations and duties under this Agreement. In the absence of a finding to the contrary, the acceptance, processing and/or negotiation of a fraudulent payment for the subscription or tender of Shares shall be presumed not to have been the result of Administrator’s or its affiliates’ willful misfeasance, bad faith or gross negligence; and

(x)  the offer or sale of Shares in violation of any requirement under the securities laws or regulations of any state that such Shares be qualified for sale in such state or in violation of any stop order or determination or ruling by any state with respect to the offer or sale of such Shares in such state.

(b)  Administrator will notify the Fund promptly after identifying any situation which it believes presents or appears likely to present a Claim for which the Fund may be required to indemnify or hold the Indemnified Parties harmless hereunder. In such event, the Fund shall have the option to defend the Indemnified Parties against any Claim, and, in the event that the Fund so elects, such defense shall be conducted by counsel chosen by the Fund and approved by Administrator in its reasonable discretion. The Indemnified Parties shall not confess any Claim or make any compromise in any case in which the Fund will be asked to provide indemnification, except with the Fund’s prior written consent.

(c) The obligations of the parties under Section 7 shall indefinitely survive the termination of this Agreement.

8. Term

(a)  This Agreement shall become effective as of the date this Agreement is executed and shall continue in effect until terminated as provided herein. This Agreement shall continue in effect for a three-year (3) period beginning on the date of this Agreement. Thereafter, if not terminated as provided herein, the Agreement shall continue automatically in effect for successive annual periods.

(b)  This Agreement may be terminated by either party at the end of any term, without penalty, upon not less than ninety (90) days’ written notice to the other party prior to the end of any term (which notice may be waived by the other party entitled to such notice). Notwithstanding anything herein to the contrary, upon the termination of this Agreement or the liquidation of the Fund, the Administrator shall deliver the records of the Fund in the form maintained by the Administrator (to the extent permitted by applicable license agreements) to the Board or person(s) designated by the Board, including the Fund’s officers, with copies to Cliffwater LLC so long as Cliffwater LLC is an investment adviser to the Fund, at the Fund’s cost and expense, and thereafter the Board or its designee shall be solely responsible for preserving the records for the periods required by all applicable laws, rules and regulations. The Administrator shall be entitled to maintain a copy of such records for the sole purpose of defending itself against any action arising under or as a result of this Agreement or as otherwise required or permitted by law. The Fund shall be responsible for all expenses associated with the movement (or duplication) of records and materials and conversion thereof to a successor fund accounting and administrative services agent, including all reasonable trailing expenses incurred by the Administrator. In addition, in the event of termination of this Agreement, or the proposed liquidation or merger of the Fund and the Administrator’s agreement to provide additional services in connection therewith, the Administrator shall provide such services and be entitled to such compensation as the parties may mutually agree. Administrator shall not reduce the level of service provided to the Fund prior to termination following notice of termination by the Fund.

9.  Miscellaneous

(a)  Any notice required or permitted to be given by either party to the other under this Agreement shall be in writing and shall be deemed to have been given when sent by either an overnight delivery service, by email, or by registered or certified mail, postage prepaid, return receipt requested, to the addresses or emails, as applicable, listed below, or to such other location or email address as either party may from time to time designate in writing:

If to Administrator:	UMB Fund Services, Inc.
235 West Galena Street
Milwaukee, WI 53212
Attention: General Counsel

If to the Fund:	Cliffwater LLC
4640 Admiralty Way, 11th Floor
Marina del Rey, CA 90292
Attention: Jonathan Rogal
jrogal@cliffwater.com

with a copy to: Joshua B. Deringer, Esq.
Drinker Biddle & Reath LLP
One Logan Square, Ste. 2000
18th & Cherry Streets
Philadelphia, PA 19103-6996
215-988-2700
Joshua.Deringer@dbr.com

(b)  Except as provided to the contrary herein, this Agreement may not be amended or modified in any manner except by a written agreement executed by both parties with the formality of this Agreement.

(c) This Agreement shall be governed by Wisconsin law, excluding the laws on conflicts of laws. To the extent that the applicable laws of the State of Wisconsin, or any of the provisions herein, conflict with the applicable provisions of the 1940 Act, the latter shall control, and nothing herein shall be construed in a manner inconsistent with the 1940 Act or any rule or order of the Commission thereunder. Any provision of this Agreement which is determined by competent authority to be prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. In such case, the parties shall in good faith modify or substitute such provision consistent with the original intent of the parties.

(d)  This Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original agreement but such counterparts shall together constitute but one and the same instrument. The facsimile or electronic signature of any party to this Agreement shall constitute the valid and binding execution hereof by such party.

(e)  The services of Administrator hereunder are not deemed exclusive. Administrator may render administration, fund accounting and recordkeeping services and any other services to others.

(f)  The captions in the Agreement are included for convenience of reference only, and in no way define or limit any of the provisions hereof or otherwise affect their construction or effect.

(g) This Agreement is executed by the Fund and the obligations hereunder are not binding upon officers or Investors, individually.

(h) This Agreement and the Schedules incorporated herein constitute the full and complete understanding and agreement of Administrator and the Fund and supersedes all prior negotiations, understandings and agreements with respect to fund accounting, administration and recordkeeping functions.

(i) Except as specifically provided herein, this Agreement does not in any way affect any other agreements entered into among the parties hereto and any actions taken or omitted by any party hereunder shall not affect any rights or obligations of any other party hereunder.

(j)  Administrator shall retain all right, title and interest in any and all computer programs, screen formats, report formats, procedures, data bases, interactive design techniques, derivative works, inventions, discoveries, patentable or copyrightable matters, concepts, expertise, trade secrets, trademarks and other related legal rights provided, developed by Administrator in connection with the Services provided by Administrator to the Fund hereunder.

(k)  This Agreement shall extend to and shall be binding upon the parties hereto, and their respective successors and assigns. This Agreement shall not be assignable by either party without the written consent of the other party, provided, however, that Administrator may, in its sole discretion and upon advance written notice to the Fund, assign all its right, title and interest in this Agreement to an affiliate, parent or subsidiary, or to the purchaser of substantially all of its business.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed by a duly authorized officer as of the day, month and year first above written.

CLIFFWATER ENHANCED LENDING FUND
(“Fund”)

By:	/s/ Lance Johnson
Lance Johnson
Treasurer

UMB FUND SERVICES, INC.
(“Administrator”)

By:	/s/ Maureen A. Quill
Maureen A. Quill
Executive Vice President

Schedule A

to the

Administration, Fund Accounting and Recordkeeping Agreement

by and between

Cliffwater Enhanced Lending Fund

and

UMB Fund Services, Inc.

Services

General

Provide office space, facilities, equipment, and personnel to carry out the Services.

Fund Administration Services

1.	General Fund Management:
a.	Provide appropriate personnel, office facilities, information technology, record keeping and other resources as necessary for the Administrator to perform its duties and responsibilities under this agreement;
b.	Act as liaison among all Fund service providers.
2.	Financial Reporting and Audits:
a.	Prepare quarterly, semi-annual and annual schedules and financial statements including schedule of investments and the related statements of operations, assets and liabilities, changes in net assets and cash flow (if required), and financial highlights to each financial statement;
b.	Draft footnotes to financial statements for approval by the Fund’s officers and independent accountants
c.	Provide facilities, information and personnel as necessary to accommodate annual audits with the Fund’s independent accountants or examinations by the SEC or other regulatory authorities
3.	Compliance:
a.	On a monthly basis, assist the Investment Adviser in monitoring compliance with (i) investment restrictions described in the Fund’s registration statement, (ii) SEC diversification requirements, as applicable, and (iii) its status as a regulated investment company under Subchapter M of the Internal Revenue Code, as amended, specifically asset diversification requirements, qualifying income requirements, and distribution requirements.
4.	Expenses:
a.	Prepare annual Fund-level and class-level budgets and update on a periodic basis;
b.	Coordinate the payment of expenses;
c.	Establish accruals and provide to the Fund’s Fund Accountant;
d.	Provide expense summary reporting as reasonably requested by the Fund.

5.	Filings:
a.	File Form N-PX and any amendments based on information provided by the Investment Adviser or its delegate;
b.	Assist in compiling exhibits and disclosures for Form N-CSR and any amendments and file when approved by the principal officers of the Fund;
c.	Compile data, prepare timely notices and any amendments and file with the SEC pursuant to Rule 24f-2;
d.	Assist in obtaining Fund fidelity bond and errors & omissions insurance. File Rule 17g-1 fidelity bond filing when received from the Fund or broker.
6.	N-PORT/N-CEN Services
a.	Subject to having received all relevant information regarding holdings, risk metrics, and liquidity buckets, compile data in support of, and prepare, maintain, and file timely N-PORT reports, and any amendments with the SEC; the Fund hereby agrees as follows with respect to the data provided by Bloomberg in connection with Form N-PORT (“Data”):
i.	To comply with all laws, rules and regulations applicable to accessing and using Data;
ii.	To not extract the Data from the view-only portal;
iii.	To not use the Data for any purpose independent of the Form N-PORT (use in risk reporting or other systems or processes);
iv.	To permit audits of the use of the Data by Bloomberg, its affiliates, or at your request, a mutually agreed upon third-party auditor; and
v.	To exculpate the Administrator, its affiliates and their respective suppliers from any liability or responsibility of any kind relating to your receipt or use of the Data.
b.	With respect to Form N-CEN:
i.	On an annual basis, compile and review data required to complete the form and provide, as a draft of the report to the Investment Adviser for approval prior to filing.
ii.	File report with the SEC and any amendments by required deadline.
7.	Other:
a.	Calculate dividend and capital gain distributions, subject to review and approval by the Fund’s officers and independent accountants;
b.	Calculate standard performance, as defined by Rule 482 of the Investment Company Act of 1940 (the “1940 Act”), as requested by the Fund;
c.	Report performance and other portfolio information to outside reporting agencies as directed by the Investment Adviser;
d.	Prepare and file state securities qualification/notice compliance filings, with the advice of the Fund’s legal counsel, upon and in accordance with instructions from the Fund, which instructions will include the states to qualify in, the amount of Shares to initially and subsequently qualify and the warning threshold to be maintained; promptly prepare an amendment to the Fund’s notice permit to increase the offering amount as necessary;
e.	Provide periodic updates on recent accounting, tax and regulatory events affecting the Fund and/or Investment Adviser.

f.	Assist the Fund during SEC audits, including providing applicable documents from the SEC’s document request list;
g.	Maintain a regulatory compliance calendar listing various Board approval and SEC filing dates.

Fund Accounting Services

1.	Cash Processing:
a.	Provide the Investment Adviser, sub-adviser(s), and/or delegate with a daily report of cash and projected cash;
b.	Maintain cash and position reconciliations with custodian(s) and prime brokers.
2.	Investment Accounting and Securities Processing:
a.	Maintain daily portfolio records for the Fund, using security information provided by the Investment Adviser or sub-adviser(s);
b.	On a daily basis, process non-discretionary corporate action activity and discretionary corporate action activity upon receipt of instructions from the Investment Adviser;
c.	On each day a net asset value is calculated, record the prices for every portfolio position using sources approved by the Board of Trustees;
d.	On each business day, record interest and dividend accruals, on a book basis, for the portfolio securities held in the Fund and calculate and record the gross earnings on investments for that day. Account for daily or periodic distributions of income to shareholders and maintain undistributed income balances each day;
e.	On each business day, determine gains and losses on portfolio securities sales on a book basis. Account for periodic distributions of gains to shareholders of the Fund and maintain undistributed gain or loss balance as of each day;
f.	Provide the Investment Adviser with standard daily/periodic portfolio reports for the Fund as mutually agreed upon.
3.	General Ledger Accounting and Reconciliation:
a.	On each business day, calculate the amount of expense accruals according to the methodology, rates or dollar amounts provided by the Investment Adviser or the Fund’s Administrator. Account for expenditures and maintain accrual balances at a level of accounting detail specified by the Investment Adviser;
b.	Account for purchases, sales, exchanges, transfers, reinvested distributions, and other activity related to the shares of the Fund as reported by the Fund’s Transfer Agent. Reconcile activity to the transfer agency records;
c.	Review outstanding trade, income, or reclaim receivable/payable balances with the appropriate party;
d.	Maintain and keep current all books and records of the Fund as required by Section 31 of the 1940 Act, and the rules thereunder, in connection with the Fund Accountant’s duties hereunder.

4.	Compute NAV in accordance with Fund procedures:
a.	Calculate the net asset value per share and other per-share amounts on the basis of shares outstanding reported by the Fund’s Transfer Agent.
b.	Issue daily reports detailing per share information of the Fund to such persons (including Transfer Agent, NASDAQ and other reporting agencies) as directed by the Investment Adviser.

Tax Administration Services

1.	Prepare tax work schedules for both excise tax and income tax provision purposes, calculating dividend and capital gains distributions subject to review and approval by the Fund’s officers and their independent accountants.
2.	Review any complex corporate actions prepared by fund accounting for unique tax issues.
3.	Include the appropriate tax adjustment for wash sales, identified by third-party services, for inclusion in financial information, distributions and tax returns.
4.	Include the appropriate tax adjustments for Passive Foreign Investment Company (PFIC) holdings, identified by third-party services and/or provided by the Investment Adviser, in tax work schedules. Assist the Investment Adviser in determining either the marked-to-market or Qualified Electing Fund (QEF) election. If the QEF election is chosen, the Investment Adviser will work with the underlying PFIC to procure and provide the required QEF Statement to the Fund, as well as an estimate for the excise tax calculation and the distribution.
5.	Prepare for review by the Fund’s independent accountants the financial statement book/tax differences (e.g., capital accounts) and footnote disclosures.
6.	Assist the Fund in monitoring and maintaining documentation associated with ASC 740-10 (Financial Interpretation Number 48 Accounting for Uncertainty in Income Taxes).
7.	Assist the Fund’s independent accountants in the preparation and filing, for execution by the Fund’s officers, of all federal income and excise tax returns and the Fund’s state income tax returns (and such other required tax filings as may be agreed to by the parties) other than those required to be made by the Fund’s custodian or Transfer Agent, subject to review, approval and signature by the Fund’s officers and the Fund’s independent accountants.
8.	Prepare analysis in determining qualified dividend income amounts for notification to shareholders and prepare ICI Primary and Secondary Layouts for shareholder reporting.
9.	Prepare Forms 1099-MISC, Miscellaneous Income for board members and other required Fund vendors.
10.	If the Fund is considered to be a non-publicly offered RIC, calculate the affected RIC expenses to be allocated to each affect investor and assist the Transfer Agent with including the information in a statement to the shareholder.

Legal Administration Services

Subject to the direction of and utilization of information provided by the Trust, the Investment Adviser and fund counsel, UMB Fund Services will provide the following services on behalf of the Fund(s):

1.	Initial Registration:
a.	Drafting of trust or incorporation documents (certificate of trust / certificate of incorporation, articles, bylaws) if a new trust; if a new series, amend documents as necessary;*
b.	Prepare initial draft of registration statement materials (N-8a, N-1a, N-2, prospectus, SAI, Part C), as applicable;
i.	Coordinate review of drafts by adviser, sub-adviser(s), fund counsel, service providers;
ii.	Compile filing exhibits (work with adviser, fund counsel, service providers);
iii.	Work with auditor to obtain consent for filing of financial statements;
iv.	Coordinate SEC comments (fund counsel may prefer to coordinate);
c.	Prepare draft agreements for investment adviser/sub-adviser and other service providers;
d.	Coordinate organizational board materials, as required;
e.	Coordinate EDGAR filings of required forms, as agreed to with the adviser.

2. Subsequent Filings:

a.	Prepare initial draft of annual (or as required) update to registration statement;
i.	Manage review and comment process with adviser, fund counsel, auditors, distributor and other parties;
ii.	Update Part C and include relevant exhibits;
iii.	Obtain auditor’s consent for filing of financial statements;
b.	Prepare initial draft supplements to the Funds’ registration statement, for review and approval by fund counsel, the adviser and the distributor;*
c.	Subject to direction by fund counsel, and upon information provided by the Fund’s applicable directors or officers, assist with filing Forms 3, 4 or 5 under Section 16, as required;
d.	For closed-end funds, prepare and file periodic tender offers;
e.	Prepare filings necessary to de-register a fund(s).

3. Board Administration:

a.	Interface with the Board, Advisor and Fund Officers to assist in fund governance
b.	Assist in establishing meeting timing, agendas and resolutions with the Investment Adviser, fund counsel and/or Board as requested by the Fund;

c.	Draft notices of quarterly meetings and resolutions for review and approval by fund counsel;
d.	Attend quarterly Board meetings, either in person or telephonically, and prepare a first draft of the meeting minutes, as requested by the Board/Fund.

4. Corporate Governance:

a.	With the assistance of fund counsel, prepare and file required SEC correspondence;
b.	Prepare and file with the SEC tender offers for registered closed-end funds.

*	Depending on the complexity of the investment strategy(ies) to be implemented, fund counsel may be more involved.

Secretarial Services

1.	Provide a qualified professional to serve as Corporate Secretary
2.	Review and sign, as necessary:
a.	Corporate documents, including policies and procedures
b.	Regulatory filings, upon receipt of approval from other Fund officers, including power of attorney and minutes
c.	Blue Sky registration and reporting documents
3.	Participate in annual audit and discussions with auditors
4.	Review fund distributions
5.	Review fund expenses and expense accruals
6.	Participate in Board meetings as requested
7.	Corporate Governance:
a.	Assist the Funds during SEC audits, including providing applicable documents from the SEC’s document request list;
b.	Act as liaison with fund counsel;
c.	Assist the Funds during SEC audits, including providing applicable documents from the SEC’s document request list;

Investor Services and Transfer Agent

1.	Set up and maintain Shareholder accounts and records
2.	Follow-up with prospects who return incomplete applications
3.	Store account documents electronically
4.	Receive and respond to Shareholder account inquiries by telephone or mail, or by e-mail if the response does not require the reference to specific Shareholder account information
5.	Process purchase and repurchase orders, transfers, and exchanges, including automatic purchases and repurchases via postal mail, telephone and personal delivery, provided payment for shares is in the form of a check, wire transfer or requested ACH, or such other means as the parties shall mutually agree

6.	Process dividend payments by check, wire or ACH, or reinvest dividends
7.	Issue daily transaction confirmations and monthly or quarterly statements
8.	Issue comprehensive clerical confirmation statements for maintenance transactions
9.	Provide cost basis statements
10.	Provide information for the mailing of Prospectuses, annual and semi-annual reports, and other Shareholder communications to existing shareholders
11.	File IRS Forms 1099, 5498, 1042, 1042-S and 945 with shareholders and/or the IRS
12.	Handle load and multi-class processing, including rights of accumulation and purchases by letters of intent
13.	Calculate plan fees and payments under shareholder servicing plans
14.	Provide standards to structure forms and applications for efficient processing
15.	Provide basic report access for up to four (4) people
16.	Assist the Fund in complying with Federal Trade Commission Rule 681.2 adopted under the Fair Credit Reporting Act (the “Red Flags Rule”) by monitoring/handling shareholder accounts in accordance with the Fund’s identity theft prevention program and reporting any possible instances of identity theft to the Fund.
17.	Conduct periodic postal clean-up

Schedule B

to the

Administration, Fund Accounting and Recordkeeping Agreement

by and between

Cliffwater Enhanced Lending Fund

and

UMB Fund Services, Inc.

Fees

Fund Accounting, Administration and Tax Fees

▪	Annual Base Fee $100,000

Plus:

▪	First $500 million in assets, per year 10.0 basis points, plus
▪	Next $500 million in assets, per year 8.0 basis points, plus
▪	Assets over $1 billion, per year 6.0 basis points

Legal Administration

▪	First $250 million in assets, per year 1.0 basis points, plus
▪	Next $750 million in assets, per year 0.75 basis points, plus
▪	Assets over $1 billion, per year 0.5 basis points

Secretarial Services

▪	First $250 million in assets, per year 1.0 basis points, plus
▪	Next $750 million in assets, per year 0.75 basis points, plus
▪	Assets over $1 billion, per year 0.5 basis points

Multi-Class Fees

▪	Annual fee per additional class $12,000

Out-of-Pocket Expenses – Fund Accounting/Administration

Out-of-pocket expenses include, but are not limited to, normal recurring expenses such as pricing services, postage, express delivery charges, courier services, printing of reports, photocopying, stationery, record retention/storage/retrieval, travel on behalf and request of the fund, bank account service fees and any other bank charges, and expenses, including but not limited to reasonable attorney’s fees, incurred in connection with responding to and complying with SEC or other regulatory investigations, inquiries or subpoenas, excluding routine examinations of UMB in its capacity as a service provider to the funds. Negotiated project fees may apply for special programming to create custom reports. Special projects will be billed at a rate of $150/hour.

Investor Services and Transfer Agent

Annual Base Fee $30,000

Plus:

Annual Per-Account Transfer Agent Fees

▪	First 3,500 investors, each $30
▪	Next 500 investors, each $30
▪	Each investor over 4,000 investors $30

Investor Telephone Calls

▪	Per minute $1.00

Advanced Reporting Solutions

▪	Annual maintenance fee* included
▪	Additional interactive user license (per license, per year) $1,000

*	Includes initial set-up costs plus up to four interactive user licenses per fund family

Additional Services

USA PATRIOT Act (AML)

▪	Annual fee $2,000

Internet Services

Voila

▪	One-time set-up fee $10,000
▪	Monthly maintenance fee $1,000

Web-based document mailing*

▪	One-time set-up fee $4,000
▪	Annual maintenance fee $1,500
▪	Per shareholder, per mailing $.15

*	Statements, prospectuses, financial reports, etc.

NSCC

▪	One-time set-up fee $2,000
▪	Annual service fee per fund $1,000

Intermediary File Feed – Non-DTCC

▪	Per feed $25

NSCC’s Mutual Fund Profile II Services*

■	Tier 1: Activate Mutual Fund Profile II – Advisor populates data No fee

■	Tier 2: Activate Mutual Fund Profile II – UMBFS supports Advisor in populating data
❑	Set-up fee, per fund family (paid in 12 monthly installments) $1,000
❑	Monthly maintenance fee – up to 25 CUSIPs $250
❑	Monthly maintenance fee – more than 25 CUSIPs $500

*	Funds using Mutual Fund Profile II services will also pay out-of-pocket fees charged by DTCC. Fund members with 25 or fewer security issue IDs using Phase I and II of Mutual Fund Profile II will receive a $1,000 credit per month against the DTCC base bee of $1,250. Phase I Only DTCC fees are $350. DTCC fees are subject to change.

Blue Sky State Filing Fees

▪	Per state filing $150

FATCA Services

▪	Annual fee $2,500

Electronic Subscription Document Services

■	One-time set-up fee $3,000
■	Annual maintenance fee $1,000
■	Per subscription document request form opened (submitted or not submitted) $7.50

Out-of-Pocket Expenses – Investor Services and Transfer Agent

Out-of-pocket expenses include, but are not limited to, annual year-end programming fees, copying charges, facsimile charges, inventory and record storage and reprocessing, statement paper, check stock, envelopes, tax forms, postage and direct delivery charges, tape/disk storage, travel, CPU usage, telephone and long distance charges, VPN/VNET fees, retirement plan documents, proxies and proxy services, DTCC/NSCC participant billing, manual cost basis processing, P.O. box rental, toll-free number, customer identity check fees, bank account service fees and any other bank charges, and expenses, including but not limited to reasonable attorney’s fees, incurred in connection with responding to and complying with SEC or other regulatory investigations, inquiries or subpoenas, excluding routine examinations of UMB in its capacity as a service provider.

All fees, other than basis point fees, are subject to an annual escalation equal to the increase in the Consumer Price Index–Urban Wage Earners (CPI). Such escalations shall be effective commencing one year from the effective date of each Fund and the corresponding date each year thereafter. No amendment of this fee schedule shall be required with each escalation. CPI will be determined by reference to the Consumer Price Index News Release issued by the Bureau of Labor Statistics, U.S. Department of Labor.

Fees for services not contemplated by this schedule will be negotiated on a case-by-case basis.